Exhibit 99.3

Annex 2 to Letter to Shareholders

Letterhead of

Victor Tshuva & Co.

Law Offices

August 19, 2018

Attn
Medigus Ltd. (the “Company”)
Mr. Christopher Roland, CEO and Director
Mr. Doron Birger, Chairman of the Board of Directors
Mr. Eitan Makover, External Director
Ms. Efrat Vankart, External Director
Mr. Yuval Yanai, Director
Mr. Oded Yatzken, CFO
And/or Adv. Liron Bar Shalom, Meitar Liquornik Geva Leshem Tal & Co., Abba Hillel Silver 16, Ramat Gan

By Messenger –

And by fax: 072- 260-2231, 03- 6103111

And email: oded@medigus.com

Dear sirs,

Re: Medigus Ltd. – Summons Statement of the General Meeting of the Company of the 16th of August 2018

(reference: our letter to the Company of the 30th of July 2018; Summons Statement of the Company’s Shareholders’ Meeting of the 16th of August 2018)

Following our letter and the Summons Statement of the Meeting referred to above, we hereby write to you on behalf of our client, L.I.A Pure Capital Ltd. and Mr. Kfir Zilberman (hereinafter: “Pure Capital” and “Zilberman”, respectively), as follows:

1.	In our letter to the Company dated the 30th of July, 2018, you were required to immediately summons a general meeting of the Company's shareholders, the agenda of which would include resolutions to terminate the term of office of all the incumbent members of the Board of Directors who are not external directors, and to appoint Messrs. Benad Goldwasser, ID no. 050310622, Ronen Rosenbloom ID no: 029065885, Eli Yoresh, ID no. 014660039 and Eli Cohen, ID no. 023666530 to serve as directors in the Company in their place (also referred hereafter as: the "Proposed Directors").

2.	The immediate statement of the Company dated the 31st of July, 2018 (hereinafter: the “Immediate Statement") shows that the Company reported on our clients’ demand of the 30th of July, 2018, and it explicitly stated the demand to have the general meeting of the shareholders vote not only the appointment of the directors as set forth in section 1 above, but also on the termination of the term of office of the incumbent directors.

3.	On the 16th of August 2018, the Company published a Summons Statement of a general meeting to which a Voting Ballot was attached (hereinafter: the “Summons Statement of the Meeting" and the “Voting Ballot").

4.	However, in the description of the issues on the agenda of the meeting, in the Summons Statement of the Meeting and the Voting Ballot, no proposed resolution appeared regarding the termination of the term of office of all the incumbent members of the Board of Directors who were not external directors, and this was contrary to the explicit demand of our clients, as set forth in our letter of the 30th of July, 2018.

5.	Therefore, the Voting Ballot which was attached to the Summons Statement of the Meeting showed that it would be possible that the meeting would approve both the appointments of the incumbent directors and the appointments of the Proposed Directors, whose names are set forth in section 1 above.

6.	It is clear that this was not the demand and/or intention of our clients.

7.	We hereby inform you that the manner in which the Voting Ballot and the proposed resolution are drafted in the framework of the Summons Statement of the Meeting, and in particular the omission of our clients’ express demand to have the shareholders’ meeting approve the termination of service of the incumbent directors and the appointments of the Proposed Directors in their place, are contrary to the law, and under the circumstances of this case they constitute a grave misrepresentation to the shareholders.

8.	It is understood that the wording of the Voting Ballot and the Summons Statement of the Meeting in the above manner was not coincidental and this was done in clear bad faith. This is in view of the fact that the directors, who are not external directors, had a personal interest and they had a conflict of interests with regard to the composition of the Board of Directors, and therefore their intention was to maintain their position at all costs and to prevent their actual replacement by the Proposed Directors.

9.	Not only that, the position of the Company's incumbent Board of Directors, against the appointment of the Proposed Directors was presented at length and in a prominent manner on the first page of the Summons Statement of the Meeting and our letter to you of the 30th of July 2018, which includes our clients’ fundamental position and the accurate description of the proposed resolution on their behalf (including the termination of service of the incumbent directors), was not published by you for the public.

10.	It is hard not to get the impression that the failure to publish our client’s request to you as written, and the “new wording” of the proposed proposal as set forth in the our client’s demand, constitutes cynical misuse by the incumbent members of the Board of Directors of their ability to control the wording and the scope of the Company’s immediate statements, and this is for their personal benefit, contrary to the benefit of the Company’s shareholders while they are in a clear conflict of interests.

11.	Not only that, the position statement of the Company's Board of Directors, which was attached to the Summons Statement of the Meeting, contains inaccurate information, to say the least, regarding our client, which may mislead the Company's shareholders. It is our clients’ intention to exhaust all of their legal rights in respect of this erroneous information, insofar as the Company does not publish an appropriate clarification regarding the correct and true nature of our clients’ activity in Israel and abroad, including maximizing value for the shareholders in various companies.

12.	It is hereby clarified that our clients reserve their right by law to send, through the Company, a detailed written position notice to the shareholders of the Company, in order to clarify matters accurately and in order to convince the shareholders as to their manner of voting on issues on the meeting’s agenda, which are relevant to the composition of the Board of Directors.

13.	In light of all of the aforesaid, you are required to act immediately, as follows:

a.	To publish the complete versions of our letter to you of the 30th of July 2018 and this letter of ours in an immediate statement.

b.	To amend the Summons Statement of the Meeting and the Voting Ballot in such a manner that proposed resolution no. 5 on the agenda of the meeting shall be amended and it shall be in the following wording:

Commencing on the date on which the meeting is convened, to terminate the term of office of all the incumbent members of the Board of Directors, who are not external directors, and to appoint Mr. Benad Goldwasser, ID no. 050310622, Ronen Rosenblum ID no. 029065885, Eli Yoresh, ID no: 014660039 and Eli Cohen, ID no. 023666530 as directors in the Company. It shall be clarified that insofar as the appointment of the directors pursuant to this proposed resolution, or any of them, is approved, this will result in the termination of the term of office of all the incumbent members of the Board of Directors, who are not external directors, regardless of the results of the voting on issue no. 1 on the agenda.

14.	Our clients holds each of the incumbent directors and the officers of the Company jointly and severally, responsible for any damage that will be caused to our client and/or to any of the other shareholders of the Company as a result of not complying with the provisions of any law, including as a result of bad faith conduct and/or conduct which is contrary to the duties of directors and officers according to the law.

15.	The statements in this letter of ours and/or in whatever was not stated in it do not derogate from any right of our client according to any law.

Sincerely,

Eldad Abras, Adv.

Copy:
L. I. A. Pure Capital Ltd.
Mr. Kfir Zilberman
The Securities Authority